

April 6, 2011

Mr. Donglai Li
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
The People's Republic of China

> **RE: New Oriental Energy & Chemical Corp.**
> **Forms 10-K and 10-K/A for the Fiscal Year ended March 31, 2010**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2010, September 30, 2010 and December 31, 2010**
> **Form 8-K filed October 20, 2010**
> **File No. 1-33470**

Dear Mr. Li:

We issued comments to you on the above captioned filings on March 14, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by April 20, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by April 20, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief